

02007894

KJ 8/7/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Boul. Rene-Levesque W. Suite 4025
(No. and Street)

Montreal	Quebec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody, LLP
(Name — if individual, state last, first, middle name)

4150 Ste-Catherine St. West, 6th Floor	**Montreal**	**Quebec**	H3Z 2Y5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Dunwoody s.r.l./LLP
Comptables agréés et consultants
Chartered Accountants and Consultants

4150, rue Sainte-Catherine O.,
6ième étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
Site internet/Website: www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.

We have audited the accompanying consolidated statement of financial condition of Brockhouse & Cooper Inc. as of March 31, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 23, 2002

Brockhouse & Cooper Inc.
Consolidated Statement of Financial Condition
(Expressed in U.S. dollars)

March 31	2002	2001
Assets		
Current		
Cash (Note 3)	$ 1,831,510	$ 1,718,582
Term deposits (Note 4)	844,162	856,545
Due from clients	44,129	-
Due from brokers	2,382,138	403,379
Accounts receivable	3,163	212,870
Income taxes recoverable	-	208,108
Securities owned, at market (Note 5)	468,309	298,131
Prepaid expenses	5,250	-
Due from related party (Note 9)	-	126,830
	5,578,661	3,824,445
Stock exchange shares (Note 6)	13,811	13,959
Capital assets (Note 7)	146,172	193,898
Investment (Note 8)	300,903	245,723
	$ 6,039,547	$ 4,278,025
Liabilities and Stockholders' Equity		
Current		
Due to clients	$ 2,510,223	$ 358,045
Accounts payable and accrued expenses	443,740	1,101,551
Income taxes payable	8,461	-
Due to related party (Note 9)	27,637	-
	2,990,061	1,459,596
Commitment (Note 14)		
Stockholders' equity (Notes 10 and 12)		
Capital stock	983,354	970,938
Accumulated other comprehensive loss	(436,250)	(371,652)
Retained earnings	2,502,382	2,219,143
	3,049,486	2,818,429
	$ 6,039,547	$ 4,278,025

On behalf of the Board

__________ Director

__________ Director

The accompanying notes are an integral part of these financial statements.

Brockhouse & Cooper Inc.
Consolidated Statement of Operations
(Expressed in U.S. dollars)

For the year ended March 31, 2002	2002	2001
Income		
Commission revenues	**$ 11,756,086**	$ 13,290,910
Interest and dividends	**218,581**	90,828
Unrealized foreign exchange gain (loss)	**105,494**	(82,549)
Other (Note 9)	**115,412**	74,437
	12,195,573	13,373,626
Expenses		
Remuneration	**1,538,119**	1,298,684
General and administrative (Schedule)	**2,071,995**	2,196,741
Administrative expenses paid to brokers	**1,404,641**	1,452,077
Interest	**39,820**	56,624
	5,054,575	5,004,126
Income before the following	**7,140,998**	8,369,500
Bonuses	**(6,932,859)**	(8,255,022)
Income before equity in earnings of related party and income taxes (recoveries)	**208,139**	114,478
Equity in earnings of related party (Note 8)	**108,487**	85,862
Income before income taxes (recoveries)	**316,626**	200,340
Income taxes (recoveries) (Note 11)	**33,387**	(51,716)
Net income	**$ 283,239**	$ 252,056

The accompanying notes are an integral part of these financial statements.

Brockhouse & Cooper Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Expressed in U.S. dollars)

For the year ended March 31, 2002

	Common stock		Accumulated Other Comprehensive Loss	Retained earnings	Total
	Shares	Amount			
Balances, March 31, 2000	44,161	$ 858,609	$ (343,911)	$ 1,967,086	**$ 2,481,784**
Issuance of common stock	1,760	112,329	-	-	**112,329**
Foreign currency translation loss		-	(27,741)	-	**(27,741)**
Net income		-	-	252,057	**252,057**
Balances, March 31, 2001	45,921	970,938	(371,652)	2,219,143	**2,818,429**
Issuance of common stock	122	12,416	-	-	**12,416**
Loss on disposal of treasury stock		-	(8,593)	-	**(8,593)**
Refundable dividend taxes paid, net of recovery		-	(24,832)	-	**(24,832)**
Foreign currency translation loss		-	(31,173)	-	**(31,173)**
Net income		-	-	283,239	**283,239**
Balances, March 31, 2002	46,043	$ 983,354	$ (436,250)	$ 2,502,382	**$ 3,049,486**

The accompanying notes are an integral part of these financial statements.

Brockhouse & Cooper Inc.
Consolidated Statement of Cash Flows
(Expressed in U.S. dollars)

For the year ended March 31, 2002	2002	2001
Cash flows from operating activities		
Cash received from clients and brokers	$ 11,888,800	$ 12,193,189
Cash paid to suppliers, brokers and employees	(12,036,447)	(13,803,281)
Interest received	114,071	90,828
Interest paid	(39,820)	(56,624)
Income taxes recovered (paid)	159,921	(190,983)
	86,525	(1,766,871)
Cash flows from investing activities		
Acquisition of capital assets	(114,421)	(149,494)
Proceeds on disposal of capital assets	-	3,059
Dividends received	154,192	290,924
	39,771	144,489
Cash flows from financing activities		
Issue of capital stock	12,416	112,329
Acquisition of treasury stock	(35,054)	-
Proceeds on disposal of treasury stock	26,461	-
	3,823	112,329
Effect of exchange rate on cash	(29,574)	(281,991)
Increase (decrease) in cash and cash equivalents	100,545	(1,792,044)
Cash and cash equivalents, beginning of year	2,575,127	4,367,171
Cash and cash equivalents, end of year	$ 2,675,672	$ 2,575,127
Represented by:		
Cash	$ 1,831,510	$ 1,718,582
Term deposit	844,162	856,545
	$ 2,675,672	$ 2,575,127

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc., incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services. Brockhouse & Cooper Inc. is a member of the National Association of Securities Dealers, Inc. (NASD), an Approved Participant in the Bourse de Montréal Inc., and a Participating Organization in The Toronto Stock Exchange Inc.

2. Significant Accounting Policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Basis of consolidation

These consolidated financial statements include the accounts of an integrated wholly-owned subsidiary, Brockhouse and Cooper International, Inc. The assets and liabilities of the parent-founded subsidiary company are initially recorded at cost. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The presentation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Securities owned

Securities owned are recorded at market value. Securities listed on national and international exchanges are valued at the last sales price on the date of valuation.

Unrealized gains (losses) on securities are reflected in commission income on the statement of operations. Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Stock exchange shares

Stock exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Capital assets

Capital assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Office equipment	- 3 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

Investment

The investment in a company subject to significant influence is accounted for under the equity method.

Income taxes

The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Income recognition - security transactions

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Financial instruments and brokerage agreements

The company's financial instruments consist of cash, term deposits, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties and accounts payable and accrued charges.

The company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, bankers and other financial institutions. If these transactions do not settle because of failure to perform by either a client or counterparty, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The company's risk is normally limited to the differences in market values of the securities.

Foreign exchange risk arises due to fluctuations in foreign currency rates. The company conducts a significant portion of its business in foreign currencies.

Interest rate risk arises due to fluctuations in interest rates. The company is exposed to interest rate risk on fixed rate securities owned.

Foreign currency translation

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

Comprehensive income

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income or loss and its components and accumulated balances. Comprehensive income or loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income or loss be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income or loss is displayed in the Statement of Stockholders' Equity.

At March 31, 2002, the Company had an accumulated other comprehensive loss of $436,250 (2001 - $371,652). This loss was comprised of loss on disposal of treasury stock, refundable dividend taxes paid, net of recovery and accumulated foreign currency translation adjustments arising from the fluctuation in the value of the Canadian dollar with respect to the U.S. dollar.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and term deposits with maturities of three months or less.

(Expressed in U.S. dollars)

3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $426,300 (2000 - $nil) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3.

4. Term Deposits

Term deposits consist of short-term investments bearing interest at 1.0% (2001 - 4.2%) per annum, due April 1, 2002 (2001 - April 2nd, 2001).

5. Securities Owned

	2002	2001
U.S. and Canadian government bonds	$ 18,644	$ 22,624
Canadian provincial bonds	20,266	199,395
Corporate bonds	429,399	76,112
	$ 468,309	$ 298,131

6. Stock Exchange Shares

Upon the demutualization of the Toronto Stock Exchange ("TSE") during the prior year, the company received 20 common shares in the capital stock of the newly formed Toronto Stock Exchange Inc. in exchange for the one seat of the TSE previously held by the company. The sale of these shares is restricted for a period of two years. The value of the shares was established at approximately $1,507,000 ($2,400,000 Cdn.) as at April 3, 2000. The most recent selling price for these shares is not available as the shares have not traded publicly since the demutualization.

Upon the demutualization of the Montreal Stock Exchange ("ME") during the prior year, the company received 100,000 common shares in the capital stock of the newly formed Bourse de Montréal Inc. in exchange for the one seat previously held by the company. The value of these shares was established at approximately $311,000 ($496,000 Cdn.) as at October 1, 2000. The most recent selling price for these shares is not available as the shares have not traded publicly since the demutualization.

(Expressed in U.S. dollars)

7. Capital Assets

			2002	2001
	Cost	Accumulated Depreciation & Amortization	Net	Net
Technology equipment	$ 236,607	$ 153,903	$ 82,704	$ 66,684
Office equipment	53,126	41,521	11,605	32,186
Furniture and fixtures	69,704	30,031	39,673	49,398
Leasehold improvements	93,658	81,468	12,190	45,630
	$ 453,095	$ 306,923	$ 146,172	$ 193,898

8. Investment

	2002	2001
1,000 shares of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 1/3 ownership interest.		
Balance, beginning of year	$ 243,116	$ 384,444
Dividend received during the year	(48,820)	(220,655)
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year	106,607	81,934
Balance, end of year	$ 300,903	$ 245,723

(Expressed in U.S. dollars)

9. Related Party Transactions

The following summarizes the company's related party transactions for the year:

	2002	2001
Revenues		
Consulting fees (recovered by) charged to company subject to significant influence included in other income.	$ (2,424)	$ 54,873

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At the end of the year, the amounts due (to) from the related party are as follows:

	2002	2001
Significantly influenced company	$ (27,637)	$ 126,830

These balances are non-interest bearing, due upon demand and have arisen from the services referred to above and revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

10. Capital stock

Authorized
An unlimited number of common shares without par value

Issued

	2002	2001
46,043 common shares (2001 - 45,921)	$ 983,354	$ 970,938

During the year the company issued 122 common shares for a cash consideration of $12,416 ($19,437 Cdn).

During the year the company acquired 260 shares of its own capital stock for a cash consideration of $35,054 ($54,874 Cdn). Subsequent to their acquisition, the company resold these common shares for a cash consideration of $26,461 ($41,422 Cdn) resulting in a loss on disposal of treasury stock of $8,593 ($13,452 Cdn).

(Expressed in U.S. dollars)

11. Income Taxes

Income tax expense is comprised of current federal, provincial and state income taxes. The company's income tax expense differs from the amount determined by applying statutory income tax rates to pre-tax income principally due to the effects of certain dividend revenues which are non-taxable. The prior year's income tax recoveries are comprised of federal, provincial and state income taxes net of provincial loss carry-backs.

12. Refundable Dividend Tax on Hand

Certain income taxes paid by the company on investment income are refundable to the company at the rate of $1 for every $3 of taxable dividends paid to shareholders. The cumulative amount at March 31, 2002 is approximately $26,000 ($42,000 Cdn). Such tax is charged and its recovery credited to retained earnings.

13. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

		2002		2001
Total assets	**$**	**227,876**	$	175,328
Total liabilities	**$**	**3,142**	$	5,035
Net shareholders' equity	**$**	**224,734**	$	170,293

14. Commitment

The company is obligated under leases for premises, which terminate in November 2003 and April 2007, for annual and aggregate lease costs, exclusive of certain incremental occupancy costs, as follows:

2003	$	155,077
2004		133,441
2005		90,173
2006		90,173
2007		90,173
2008		7,514
	$	566,551

Rent expense for 2002 aggregated $249,362 (2001 - $190,516).

(Expressed in U.S. dollars)

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of the NASD, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2002, the company had regulatory net capital of $2,443,463, which was $2,193,463 in excess of its required regulatory net capital of $250,000. The Company's regulatory net capital ratio was 1.2 to 1.

16. Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation for determination of reserve requirements contained herein and the corresponding computation prepared by Brockhouse & Cooper Inc. and included in the company's unaudited Part IIA Focus Report Filing as of the same date.

17. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

Brockhouse & Cooper Inc.
Consolidated Schedule of
General and Administrative Expenses
(Expressed in U.S. dollars)

For the year ended March 31, 2002		2002		2001
Audit, legal and consulting	$	**179,440**	$	246,276
Bank service and draft charges		**154,641**		321,856
Business taxes and licences		**37,588**		44,332
Depreciation and amortization		**160,894**		197,750
Fees paid to regulatory bodies		**106,962**		86,603
Insurance		**53,713**		20,406
Office and administrative		**151,048**		167,693
Postage, stationery and office supplies		**66,906**		50,915
Publications and subscriptions		**21,880**		21,003
Quotation services		**349,757**		294,828
Rent		**249,362**		190,516
Research publications and printing		**10,753**		13,298
Telephone, telecopier and telex		**68,967**		87,559
Travel and entertainment		**460,084**		453,706
	$	**2,071,995**	$	2,196,741

Brockhouse & Cooper Inc.
Computation of Capital Pursuant to Rule 15c3-3 and Reconciliation with Company's Computation (included in Part IIA of Form X-17a-5)

March 31, 2002

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital		
Total stockholders' equity from statement of financial condition		3,049,486
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital		0
Total capital and allowable subordinated liabilities		3,049,486
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	126	
Accounts receivable	11,594	
Furniture, equipment and leasehold improvements, net	146,172	
Stock exchange shares	13,811	
Investment	300,903	
		472,606
Net capital before haircuts on securities positions		2,576,880
Haircuts on securities positions		133,417
Net capital		2,443,463
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $ 2,990,061 pursuant to Rule 15c3-1		199,337
Minimum dollar net capital requirement of reporting broker/dealer		250,000
Net capital requirement		250,000
Excess net capital		2,193,463
Computation of Aggregate Indebtedness		
Due to clients		2,510,223
Accounts payable and accrued charges		443,740
Income taxes payable		8,461
Due to related party		27,637
Total aggregate indebtedness liabilities		2,990,061
Percentage of aggregate indebtedness to net capital		122.37%

Reconciliation with Company's Computation (included in Part IIA of Form X-17a-5) as of March 31, 2002

Net capital as reported in Company's Part IIA (unaudited) Focus Report	2,653,116
Audit adjustment to tax accrual	37,391
Other audit adjustments	(247,044)
Net capital per above	2,443,463

Brockhouse & Cooper Inc.
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

March 31, 2002

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Note A and B ______

   A. Number of items ______

2. Customers' fully paid securities in excess margin securities for which instructions to reduced to possession or control had not been issued as of the report date, excluding items arising from "temporery lags which result from normal business operations" as permitted under Rule 15c3-3. Note B, C and D ______

   A. Number of items ______

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid in excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

   YES ●
   NO ○

Brockhouse & Cooper Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2002

CREDIT BALANCES

1.	Free Credit Balances and other credit balances in customers' security accounts	432,281	
2.	Monies borrowed collateralized by securities carried for the accounts of customers		
3.	Monies payable against customers' securities loaned		
4.	Customers' securities failed to receive		
5.	Credit balances in firm accounts which are attributable to principal sales to customer		
6.	Market value of stock dividend, stock splits and similar distributions receivable oustanding over 30 calendar days		
7.	Market value of short security count differences over 30 calendar days old		
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		
10.	Other (List)		
11.	TOTAL CREDITS		432,281

Brockhouse & Cooper Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2002

DEBIT BALANCES			
12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accouts doubtful of collection net of deductions pursuant to Rule 15c3-3		
13.	*Securities borrowed to effectuate short sales by customers and* Securities borrowed to make delivery customers' securities failed to deliver		
14.	Failed to deliver of customers' securities not older than 30 calendar days		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		
16.	Other (List)		
17.	Aggregate debit items		
18.	Less 3%		
19.	TOTAL 15c3-3 DEBIT		
RESERVE COMPUTATION			
20.	Excess of total debits over total credits (line 19 less line 11)		
21.	Excess of total credits over total debits (line 11 less line 19)		432,281
22.	If computation permitted on a monthly basis, enter 105% of *excess of total credits over total debits*		453,895
23.	Amount held on deposit in "Reserve Bank Account(s)", including *value of qualified securities, at end of reporting period*		426,300
24.	Amount on deposit (or withdrawal) including value of qualified securities		64,755
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities		491,055
26.	Date of deposit (MM/DD/YYYY)		04/01/2002

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation for determination of reserve requirements contained herein and the corresponding computation prepared by Brockhouse & Cooper Inc. and included in the Company's unaudited Part IIA Focus Report Filing as of the same date.

Brockhouse & Cooper Inc.
Report on Internal Control Required by SEC Rule 17a-5
For the year ended March 31, 2002



BDO Dunwoody s.r.l./LLP
Comptables agréés et consultants
Chartered Accountants and Consultants

4150, rue Sainte-Catherine O.,
6ième étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
Site internet/Website: www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of any differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 23, 2002